--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1 - GABRIEL ROBERTS)*

                           U.S. HELICOPTER CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   90342H 10 0
                                 (CUSIP Number)

                                 Gabriel Roberts
                           U.S. Helicopter Corporation
                               6 East River Piers
                                    Suite 216
                           Downtown Manhattan Heliport
                               New York, NY 10004
                             Telephone: 212-248-2002
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 90342H 10 0

1. Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Not applicable.
--------------------------------------------------------------------------------

2. Check the Appropriate box if a Member of a Group (See Instructions)
     (a)
     ...........................................................................
     (b)
     ...........................................................................
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------

                  5.   Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
 Number of        --------------------------------------------------------------
   Shares
Beneficially      6. Citizenship or Place of Organization                 U.S.A.
 Owned by         --------------------------------------------------------------
   Each
Reporting         7. Sole Voting Power                                 4,764,692
Person With       --------------------------------------------------------------

                  8. Shared Voting Power                                   1,000
                  --------------------------------------------------------------

                  9. Sole Dispositive Power                            4,764,692
                  --------------------------------------------------------------

                  10. Shared Dispositive Power                                 0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                       4,765,692

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)                    12.97%
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
    IN

ITEM 1.           SECURITY AND ISSUER

                  This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of U.S. Helicopter Corporation (the "Issuer"). The address and principal executive office of the Issuer is 6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY 10004.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) Gabriel Roberts (the "Reporting Person")

                  (b) The business address of the Reporting Person is as
                      follows:

                      U.S. Helicopter Corporation
                      6 East River Piers
                      Suite 216
                      Downtown Manhattan Heliport
                      New York, NY 10004

                  (c) The Reporting Person is presently Vice President of
                      Finance and Administration of the Issuer. The principal business address of the Issuer is as follows:

                      U.S. Helicopter Corporation
                      6 East River Piers
                      Suite 216
                      Downtown Manhattan Heliport
                      New York, NY 10004

                  (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

                  (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of
                      America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Person invested a total of $6,333 of the Reporting Person's personal funds to purchase a total of 12,179 shares of the Issuer's common stock, par value $0.001 per share. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the transaction was to provide the Issuer with additional working capital.

                  The Reporting Person has no plans or proposals which relate to Items 4 (a) through (j).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Reporting Person is the beneficial owner of 4,765,692 shares of Issuer's Common Stock (the "Reporting Person Shares"), which represents approximately 12.97% of the Issuer's issued and outstanding Common Stock.

                  (b) The Reporting Person Shares are owned directly by the
                      Reporting Person, with the Reporting Person having the sole power to vote and dispose of the Reporting Person Shares, with the exception of 1,000 shares which are held by the Reporting Person's spouse.

                  (c) The following table sets forth all transactions effected by the Reporting Person within the past 60 days:

Person Effecting     Date of         Amount of          Price    How Transaction
  Transaction       Transaction   Shares Purchased   Per Share    was Effected
---------------- --------------- ----------------- ------------ ----------------
Reporting Person     8/24/07           12,179         $0.52      Direct Purchase
                                                                  from Issuer

                  (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  The Reporting Person is a party to a lock-up agreement pursuant to which the Reporting Person has agreed to not issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of any securities of the Issuer until such time as the Issuer has reduced its indebtedness owed to YA Global Investments, LP to $5.0 million or less.

                  Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -       Lock-Up Agreement dated August 21, 2007(1)

(1) Exhibit filed herewith.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 30, 2007                               GABRIEL ROBERTS

                                                    /S/ GABRIEL ROBERTS
                                                    -------------------